As filed with the Securities and Exchange Commission on October 31, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

PACKETEER, INC.
(Name of Subject Company (Issuer))

PACKETEER, INC.
(Name of Filing Person (Offeror))

Certain options to purchase common stock, par value $0.001 per share, having an exercise price per share of $5.00 or more
(Title of Class of Securities)

695210 10 4
(CUSIP Number of Class of Securities)
(Underlying common stock)

Craig W. Elliott
Chief Executive Officer
Packeteer, Inc.
10495 North De Anza Boulevard
Cupertino, California 95014
(408) 873-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kirk F. Maldonado, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790-6300

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.

The filing of this Amendment No. 2 to the Schedule TO shall not be construed as an admission by Packeteer that this offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Introductory Statement

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2001, and as amended by Amendment No. 1 filed on October 19, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock, upon the terms and subject to the conditions described in the offer to exchange, dated October 18, 2001, and the related letter of transmittal.

Item 12. Exhibits.

1.     All references to “9:00 a.m. Pacific Time” in the offer to exchange, dated October 18, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto (the “offer to exchange”), are hereby amended to replace each such reference with “9:00 a.m. Eastern Time.”

2.     Section 4 of the offer to exchange is hereby amended to replace the fourth paragraph with the following language:

"Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to the form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tender of options, and all questions as to the number of shares subject to eligible options or required options or to be subject to new options. Our determination of these matters will be binding on all parties. We reserve the right to reject any or all tenders of options that we determine (a) do not comply with the conditions of this offer, (b) are not in appropriate form or (c) are unlawful to accept. Otherwise, we intend to accept all properly and timely tendered options which are not validly withdrawn. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.”

3.     Section 7 of the offer to exchange is hereby amended to replace the first paragraph with the following language:

“Notwithstanding any other provision of this offer, we will not be required to accept any options tendered to us, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time prior to the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission by us, the occurrence of such event or events makes it inadvisable for us to proceed with this offer or with such acceptance and cancellation of options tendered to us:”

4.     Section 7 of the offer to exchange is hereby amended to replace paragraph (b)(3) with the following language:

“(3) materially and adversely affect the accounting or tax treatment of this offer or otherwise impair the benefits we hope to receive as a result of this offer (as discussed in Section 2 hereof), including, but not limited to, retaining and incentivizing our employees; or”

5.     Section 7 of the offer to exchange is hereby amended to replace the paragraph (f) with the following language:

“(f) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries.”

6.     Section 11 of the offer to exchange is hereby amended to insert immediately after the final paragraph the following information:

         Financial Information. The following table sets forth selected consolidated financial operating data for us. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000 that have been audited by KPMG LLP, independent public accountants, and the selected historical statement of operations data for the six months ended June 30, 2000 and 2001 and the selected historical balance sheet data as of June 30, 2001 have been derived from the unaudited consolidated financial statements included in our quarterly report on Form 10-Q for the period ended June 30, 2001. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share data.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended		Six months ended
	December 31,		June 30,

	2000	1999	2001	2000

Net revenues	$41,097	$18,441	$24,269	$16,267

Cost of revenues	12,585	5,286	7,742	5,111

Amortization of acquired technology	678	—	1,199	—

Total cost of revenues	13,263	5,286	8,941	5,111

Gross profit	27,834	13,155	15,328	11,156

Operating expenses:

	Year ended		Six months ended
	December 31,		June 30,

	2000	1999	2001	2000

Research and development*	8,760	5,164	5,917	3,740

Sales and marketing*	18,614	13,737	11,654	8,065

General and administrative*	4,824	2,936	2,856	2,264

Amortization of goodwill	6,424	—	11,017	—

Stock-based compensation	1,683	3,088	764	723

Total operating expenses	40,305	24,925	32,208	14,792

Loss from operations	(12,471)	(11,770)	(16,880)	(3,636)

Other income, net	3,102	894	1,007	1,614

Net loss	$(9,369)	$(10,876)	$(15,873)	$(2,022)

Basic and diluted net loss per share	$(0.35)	$(0.71)	$(0.54)	$(0.08)

Shares used in computing basic and diluted net loss Per share	27,152	15,343	29,333	26,308

*	Excludes amortization of deferred stock-based compensation as follows:

Research and development	$558	$459	$456	$129

Sales and marketing	892	2,184	243	477

General and administrative	233	445	65	117

CONSOLIDATED BALANCE SHEET DATA

	June 30,	December 31,
	2001	2000

Cash, cash equivalents and investments	$59,908	$62,206

Working capital	43,435	51,958

Total assets	127,785	144,281

Long-term liabilities	2,831	3,215

Total stockholders’ equity	110,072	124,133

7.     Section 19 of the offer to exchange is hereby amended to add the following language to the end of the last sentence of the first paragraph:

“, other than to the extent a material change occurs in the information published, sent or given to option holders in connection with the offer.”

8.     Exhibit (a)(18) to this Amendment No. 2 is hereby filed as Exhibit (a)(18) to the Schedule TO. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(18), which is attached hereto, as follows:

“(a)(18) Email to Employees Announcing Change to the Offer.”

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

PACKETEER, INC. /s/ Craig W. Elliott Craig W. Elliott Chief Executive Officer

Date: October 31, 2001

Exhibit Index

(a)(18) Email to Employees Announcing Change to the Offer